January 11, 2008

Mr. Joseph A. Foti
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:        Knightsbridge Tankers Limited
Form 20-F for the year ended December 31, 2006
Filed April 27, 2007
File No. 000-29106

Dear Mr. Foti:

By letter dated November 27, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) presented comments to the Annual Report on Form 20-F (the “Form 20-F”) filed by Knightsbridge Tankers Limited (“KTL” or the “Company”) with respect to the year ended December 31, 2006.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs of your letter, which we have inserted in bold.

Form 20-F for the year ended December 31, 2006:

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies – Revenue Recognition

1.
We note from your disclosure in your critical accounting policies section, that under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage.  In light of the revenue recognition guidance in EITF 91-09, please explain to us why you believe it is appropriate to recognize expenses ratably over the duration of the voyage.

The Company notes the Staff’s comments and recognizes that the description of its accounting policy with respect to voyage expenses should be more clearly stated to demonstrate compliance with the requirements of EITF 91-09. The Company notes that in its deliberations, the EITF considered five different accounting treatments;

1.	recognition of revenue when freight is received from the shipper or when freight leaves the carrier’s terminal with expenses recognized as incurred,

2.	recognition of revenue when freight is received from the shipper or when freight leaves the carrier’s terminal with accrual of the estimated direct costs to complete delivery of freight-in-transit,
3.	recognition of both revenue and direct cost when the shipment is completed,
4.	recognition of revenue when the shipment is completed with expenses recognized as incurred, and
5.	the allocation of revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred.

The Task Force concluded that Method 1 is not acceptable. The Company notes that the SEC had tentatively concluded that Method 3 or 5 was acceptable and the Company believes that it follows Method 5 in all material respects.

The Company recognizes revenues on a percentage completion basis based on the estimated revenues for the voyage.  The operating results of voyages in progress (“VIP”) are estimated and recorded pro-rata on a per day basis. Percentage of completion is calculated as the completed number of days for the voyage in the quarter divided by the estimated total number of days of the voyage. The Company believes that this methodology properly allocates revenue between reporting periods based on relative transit time.

The Company recognizes voyage expenses as incurred, or as close to that method as is reasonably estimable, in order to comply with Method 5 of EITF 91-09. Bunker oil consumption on VIP is recorded by adjusting bunker inventory balances to physical bunker measurements at each balance sheet date.  Hence, bunker costs are expensed as incurred.

Broker commissions, which are a direct percentage of freight income, are recognized simultaneously with freight income and thus are expensed as incurred.  Port and canal costs, which are inevitable costs once the voyage begins, are estimated for the full voyage based on published information then expensed ratably based on the VIP calculation described above. The Company’s historical experience has been that such published information is a reliable source, providing accurate estimates. With regard to EITF 91-09, the Company’s position has been that port and canal costs, which can be reasonably estimated at the inception of the voyage, are inextricably linked to the production of revenue once the voyage begins. For this reason, the Company believes that its accounting treatment results in an appropriate recognition of such costs in the same accounting period as the associated revenue.

As supplemental information, the Company had one VIP at December 31, 2006 and was showing an asset in the balance sheet of $2,273,000 in respect of this. All costs relating to this voyage were expensed as incurred except for discharge port costs, which were treated as described in the preceding paragraph. Based on total discharge port costs of $150,000, pro-rata discharge costs of $73,000 were included in the December 31 calculation.

Balance Sheet

2.
We note from your disclosure in Note 5 that trade accounts receivable are presented net of an allowance for doubtful accounts.  Please revise future filings to present trade accounts receivable as “trade accounts receivable, net” on the face of the balance sheet.

The Company notes the Staff’s comments and advises the Staff that it will present trade accounts receivable as “trade accounts receivable, net” on the face of the balance sheet in future filings.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies – Revenue Recognition

3.
We note from your disclosure in Note 1 that accounts receivables or payables arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date.  Please explain to us the nature and terms of the profit sharing arrangement and tell us how you determine or calculate the estimated amount earned at each reporting date.  Please note that if this revenue is contingent on achieving a certain level of profit, revenue should be recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g. end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable.  See EITF Topic D-96.  Please advise or revise accordingly.

The Company notes the Staff’s comments and has taken into consideration EITF Topic D-96, which addresses performance-based incentive fees.  The Company’s profit sharing agreements, however, are not contingent on the performance of the Company but on the time charter equivalent rates achieved through vessel deployment over the preceding quarter in the market for certain key routes.

At December 31, 2006, the Company had profit sharing arrangements on two vessels. Under these time charter agreements, the Company was entitled to a profit sharing distribution equal to 50% of the excess of a ‘market rate’ for the quarter over the contracted daily rate multiplied by the number of days each vessel was on hire during that quarter. The ‘market rate’ was derived from an average of four shipping route indices derived from the Baltic International Trading Route (BITR) Index. This amount is calculated and accounted for on a quarterly basis and is received on a quarterly basis. Each quarterly settlement is final and does not get carried forward to the next quarter. There is no consideration of future performance in the recording of profit sharing revenue.  In conclusion, the Company believes that the requirements of EITF Topic D-96 have been met.

Note 8. Debt

4.
We note from your disclosures in Item 4A. History and Development of the Company, that the current loan agreement contains a number of covenants that among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, create liens on assets or dispose of assets.  Please revise future filings to include disclosure of all restrictive covenants contained in debt agreements.  See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(c) of Regulation SX.

The Company notes the Staff’s comments and advises the Staff that it will disclose all restrictive covenants contained in debt agreements in future filings.

Note 10. Financial Instruments

5.
We note your disclosure that in 2006, four customers accounted for $71.1 million, or 67% of gross revenue, while in 2005 two customers accounted for $42.6 million or 42% of gross revenue.  In future filings, if revenues from transactions with a single external customer amount to 10 percent or more from your revenues, please disclose that fact, and the total amount of revenues from each such customer.  See paragraph 39 of SFAS No. 141.

The Company notes the Staff’s comments and advises the Staff that it will disclose the required information in future filings.

The Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to telephone the undersigned at (212) 574-1223 or Ted Horton of this office at (212) 574-1265 with any questions.

Very truly yours,

Seward & Kissel LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Kate Blankenship
Inger M. Klemp
Knightsbridge Tankers Limited

Claire Erlanger
Division of Corporation Finance

SK 23153 0001 845288